

08031734

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response..... 12.00	

A6
5/29

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 52772

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___April 1, 2007___ AND ENDING ___March 31, 2008___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: 3 Mark Equities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1600 Highway 6 Suite 400___
(No. and Street)

Sugar Land	TX	77478
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Betsy E. Riley___   ~~281-269-2331~~
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Hein + Associates

(Name — *if individual, state last, first, middle name*)

717 17th Street Ste 1600	Denver	CO	
(Address)	(City)	(State)	Zip Code)

PROCESSED
MAY 3 0 2008
SEC
THOMSON REUTERS

Mail Processing Section

MAY 2 7 2008

Washington, DC
101

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, _____ Betsy E. Riley _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ 3 Mark Equities, Inc. _____, as of _____ March 31, _____, 2008 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

Signature

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- n/a (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

3 Mark Equities, Inc.

Financial Statements and Supplemental Schedules
For the Years Ended March 31, 2008 and 2007
Independent Auditor's Report
Supplemental Report on Internal Control Structure

3 MARK EQUITIES, INC.

TABLE OF CONTENTS


HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
3 Mark Equities, Inc.
Houston, Texas

We have audited the accompanying statement of financial condition of 3 Mark Equities, Inc. as of March 31, 2008 and 2007 and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 3 Mark Equities, Inc. as of March 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hein & Associates LLP

HEIN & ASSOCIATES LLP

Denver, Colorado
May 22, 2008

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

3 MARK EQUITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

| | AS OF MARCH 31, | |
	2008	2007
ASSETS:		
Cash and cash equivalents	$ 139,799	$ 78,578
Commissions receivable	11,043	21,967
TOTAL ASSETS	$ 150,842	$ 100,545

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
LIABILITIES:		
Commissions payable	$ 8,834	$ 17,574
Total liabilities	8,834	17,574
STOCKHOLDER'S EQUITY:		
Common stock, $.01 par value; 1,000 shares authorized,		
1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	132,008	72,971
Total stockholder's equity	142,008	82,971
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 150,842	$ 100,545

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31,	
	2008	2007
REVENUES	$ 1,212,297	$ 1,187,769
EXPENSES:		
Commissions	969,838	950,215
Management fee	120,000	120,000
Total expenses	1,089,838	1,070,215
INCOME BEFORE INCOME TAXES	122,459	117,554
INCOME TAXES	(34,288)	(32,915)
NET INCOME	$ 88,171	$ 84,639

3 MARK EQUITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEARS ENDED MARCH 31, 2008 AND 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDER'S EQUITY
BALANCES, April 1, 2006	$ 10	$ 9,990	$ 7,677	$ 17,677
Distributions to Parent	–	–	(19,345)	(19,345)
Net income	–	–	84,639	84,639
BALANCES, March 31, 2007	10	9,990	72,971	82,971
Distributions to Parent	–	–	(29,134)	(29,134)
Net income	–	–	88,171	88,171
BALANCES, March 31, 2008	$ 10	$ 9,990	$ 132,008	$ 142,008

3 MARK EQUITIES, INC.

STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31,	
	2008	2007
OPERATING ACTIVITIES:		
Net income	$ 88,171	$ 84,639
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
· (Increase) decrease in:		
Commissions receivable	10,924	(6,843)
Commissions payable	(8,740)	5,475
Net cash provided by operating activities	90,355	83,271
FINANCING ACTIVITIES:		
Capital distributions, net	(29,134)	(19,345)
Net cash used in financing activities	(29,134)	(19,345)
NET INCREASE IN CASH AND CASH EQUIVALENTS	61,221	63,926
CASH AND CASH EQUIVALENTS, beginning of year	78,578	14,652
CASH AND CASH EQUIVALENTS, end of year	$ 139,799	$ 78,578
SUPPLEMENTAL INFORMATION:		
Cash paid to Parent for income taxes	$ 34,288	$ 32,915

See accompanying notes to these financial statements.

3 MARK EQUITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

   Organization and Nature of Operations – 3 Mark Equities, Inc. (the "Company") was incorporated in Delaware on February 16, 2000. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and was established as a limited broker and dealer involved with wholesaling variable insurance products. The Company receives gross dealer concessions or wholesale concessions from other designated brokers and dealers for sales of variable life insurance products, mutual funds, and corporate debt and equity securities. The Company is a wholly owned subsidiary of 3 Mark Financial, Inc., (the "Parent"). Except for the initial capital contribution in March 2000, the Company had no transactions prior to January 2001.

   Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

   Income Taxes – The Company provides for deferred income taxes under the liability method. The Company has no temporary differences between the book and tax bases of its assets and liabilities.

   The operating results of the Company are included in the consolidated income tax returns filed by the Parent and its affiliates. The Parent's policy is to allocate income tax liabilities or benefits to the Company on a separate return basis as net income or losses are incurred.

   Commission Income and Expense – The Company earns commissions from the sale of mutual funds, unit investment trusts, corporate debt and equity securities through a network of registered representatives of affiliated broker/dealers. The managers of those registered representatives are paid commissions, which generally are approximately 80% of the commission earned by the Company.

   Use of Estimates – The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2. **RELATED PARTY TRANSACTIONS:**

   The Company has no full-time employees and shares facilities with its Parent and its affiliates. Accordingly, the Company is economically dependent on its Parent. The Company paid its Parent $120,000 in management fees for fiscal 2008 and 2007. Management fees are based upon the Parent's estimate of allocable costs, including labor, rent and overhead costs, incurred by the Parent on behalf of the Company. The Parent allocates these costs to the Company based on labor hours and square footage. In addition, the Company paid approximately $970,000 and $950,000 in commissions in fiscal 2008 and 2007, respectively, based on 80% of revenues received.

As of March 31, 2008 and 2007, the Company had made overpayments to the Parent, totaling $29,134 and $19,345, respectively, which have been reflected as a distribution in the accompanying financials.

3.   MINIMUM NET CAPITAL REQUIREMENT:

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At March 31, 2008, the Company had net capital of $142,008, which was $137,008 greater than its required net capital of $5,000. At March 31, 2007, the Company had net capital $82,971, which was $77,971 greater than its required net capital of $5,000.

RECONCILIATION OF FOCUS REPORT TO AUDITED FINANCIAL STATEMENTS:

The accompanying audited 2008 and 2007 financial statements reflect certain adjustments to amounts previously reported in the 2008 and 2007 fourth quarter Financial and Operational Combined Uniform Single reports ("FOCUS Reports") filed with the Securities and Exchange Commission. Specifically, the $416,065 receivable due from the Parent and reported in the 2008 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent. The $386,931 receivable due from the Parent and reported in the 2007 fourth quarter FOCUS Report as a non-allowable asset has been netted within retained earnings against distributions to the Parent.

3 MARK EQUITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2008 AND 2007

	MARCH 31,	
	2008	2007
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity (from statement of financial condition)	$ 142,008	$ 82,971
Net capital	$ 142,008	$ 82,971
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 8,834	$ 17,574
Percentage of aggregate indebtedness to net capital	6.22%	21.18%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 589	$ 1,172
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 5,000	$ 5,000
Net capital surplus	$ 137,008	$ 77,971

The computation of net capital included in the Company's Form X-17A-5 (Focus Report, Part II) as of March 31, 2008 and 2007 does not differ materially from the above presentation.

SCHEDULE II

EXEMPTION CLAIMED FROM THE PROVISIONS OF RULE 15c3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF MARCH 31, 2008

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 15c3-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.



HEIN & ASSOCIATES LLP
Certified Public Accountants and Advisors

INDEPENDENT AUDITOR'S REPORT

Board of Directors
3 Mark Equities, Inc.
Houston, Texas

In planning and performing our audit of the financial statements of 3 Mark Equities, Inc., (the "Company"), as of and for the years ended March 31, 2008 and 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

717 17th Street, 16th Floor
Denver, Colorado 80202
Phone: 303-298-9600
Fax: 303-298-8118
www.heincpa.com

Board of Directors
3 Mark Equities, Inc.
Page 2

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



HEIN & ASSOCIATES LLP

Denver, Colorado
May 22, 2008

END